Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 24, 2021, with respect to the consolidated balance sheets of Otonomo Technologies Ltd. and its subsidiaries as of December 31, 2019 and 2020, the related consolidated statements of operations, changes in redeemable convertible preferred shares and shareholders’ deficit and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, incorporated herein by reference and to the reference to our firm under the heading ‘Experts’ in the prospectus.

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

June 24, 2021